novozymes®

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA


06013202

04/27/2006

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive stock exchange announcements no. 10 of April 2006.

Yours sincerely
Novozymes A/S



Ella Begtrup
Investor Relations
+45 44 42 23 79



Group financial statement for first quarter of 2006

April 26, 2006

Novozymes made a good start to 2006, with growth of 14% in operating profit and 11% in sales. Outlook for 2006 is maintained.

- Sales in the first quarter of 2006 rose by 11% to DKK 1,633 million from DKK 1,476 million in the same period of 2005. Measured in local currency, sales rose by just above 5%
- Operating profit rose by 14% to DKK 313 million, compared with DKK 275 million in the first quarter of 2005. The operating profit margin was 19.2%, compared with 18.6% in 2005
- Profit before tax was DKK 265 million, on a par with DKK 267 million in the first quarter of 2005
- Net financial costs were DKK 48 million against DKK 8 million in the first quarter of 2005
- Net profit for the period rose by 2% to DKK 196 million from DKK 193 million. Adjusted for the negative effect relating to employee share options, net profit for the period rose by 7%
- Earnings per share (diluted) were DKK 2.97, equivalent to an increase of 5% compared with the first quarter of 2005
- Free cash flow before acquisitions rose by 14% to DKK 304 million, compared with DKK 267 million in the first quarter of 2005. Free cash flow after acquisitions was DKK 238 million in the first quarter
- Return on invested capital (ROIC) rose to 18.4% from 17.7% in the same period of 2005

Outlook for 2006

Assuming no change in exchange rates, Novozymes' outlook for 2006 is maintained. Growth in sales is expected at 7-9%, equivalent to 6-8% measured in local currency. Growth in operating profit is expected at 7-9%, while the outlook for net profit is expected at 5-7%. Outlook for free cash flow also remains unchanged at DKK 750-850 million.

"Novozymes has made a good start to 2006," says Steen Riisgaard, President and CEO. "We achieved pleasing top-line growth of 11%, positively affected by exchange rates. And underlying sales are also showing a higher rate of growth than in 2005. In addition, the first quarter has once again demonstrated the company's ability continuously to optimise production and therefore increase profitability, despite rising energy and raw material prices. Sales are developing as expected, and the outlook for growth in both sales and in earnings remains unchanged.
In January 2006 Novozymes acquired a small company in China within the biopolymers area. Novozymes continuously assesses potential candidates for acquisition, primarily outside the enzyme business area, which could strengthen the company's position within the area in question."

Income statement and balance sheet

Appendix 1

Sales

Sales in the first quarter of 2006 were DKK 1,633 million, equivalent to an increase of 11% compared with the first quarter of 2005. Sales were positively affected by exchange rates, particularly the movement in the USD. Measured in local currency, sales rose by just above 5%. Activities acquired at the end of 2005 and in January 2006 had a very limited effect on growth in the first quarter of 2006. Organic growth was 5%.



Sales in DKK million
1,633
1,476
Q1 2005
Q1 2006
Distribution of sales
6%
10%
31%
24%
29%
Detergent enzymes
Other technical enzymes
Food enzymes
Feed enzymes
Microorganisms

Appendices 1 and 2

Sales of enzymes

Sales of enzymes rose by 10% to DKK 1,539 million from DKK 1,402 million in the same period of 2005. This figure includes a positive exchange rate effect of approximately 5%.



500
505
Q1 2005
Q1 2006
374
476
Q1 2005
Q1 2006

Sales of **detergent enzymes** rose by 1%, compared with the first quarter of 2005. Measured in local currency, sales in the first quarter of 2006 were just below 2% lower than in 2005. During 2005, a high price level for oil, and therefore for a significant proportion of the ingredients in detergents, resulted in some reformulation of detergent products. This had a negative effect on enzyme sales, the full impact of which had not been reflected in the first quarter of 2005. The situation seems to have stabilised and a positive trend in sales is expected for 2006.

Sales of **other technical enzymes** rose by 27%, compared with the same period of 2005, and by 19% measured in local currency. There was very strong growth in sales of enzymes for fuel ethanol, with the American market remaining the primary buyer. Sales of enzymes to the starch industry also continued the positive trend from 2005, showing solid growth. There was also growth in sales of enzymes to the textile industry. Sales of both pharmaceutical proteins and hyaluronic acid grew healthily, albeit still from a relatively low level.

Novozymes A/S **Krogshøjvej 36** **Telephone:** **Internet:**
Investor Relations **2880 Bagsværd** **+45 8824 9999** **www.novozymes.com**
2006-17312-01 **Denmark** **Telefax:** **CVR number:**
+45 4442 1002 **10 00 71 27**


356
387
Q1 2005
Q1 2006

Sales of **food enzymes** rose by 9%. Measured in local currency, sales growth was approximately 4%. Growth was highest within baking enzymes, while also sales of enzymes for processed foods and alcohol showed solid growth. Sales of enzymes to the baking industry were driven partly by renewed demand from the distributor level in the USA. Sales of other enzymes within the food area developed as expected, including sales of enzymes for edible oils and fats, which continued the positive trend from last year.


172
171
Q1 2005
Q1 2006

Sales of **feed enzymes** in the first quarter of 2006 were on a par with sales in the same period of 2005. Measured in local currency, sales to Novozymes' alliance partner were 6% lower than in 2005. The primary reason for this was the fluctuating stock levels held by Novozymes' partner, although this is not expected to affect total sales of feed enzymes for the year.


74
Q1 2005
Q1 2006

Sales of microorganisms

Sales of microorganisms rose by 27%, compared with the first quarter of 2005. Measured in local currency, the increase was 18%. The positive trend from the second half of 2005 continued, and there was double-digit growth in virtually all areas. Sales of microorganisms for institutional and household cleaning were one of the primary growth areas. There was also double-digit growth in all geographical regions, with the highest absolute growth in the North American market.

Sales by geographical area

Appendix 2

Sales in Europe rose by 3% in the first quarter of 2006, including a small positive exchange rate effect. The primary growth factors were rising sales of pharmaceutical proteins, enzymes for fuel ethanol and microorganisms.

Sales in North America rose by 22%. The underlying growth of approximately 12% measured in local currency was primarily driven by progress in sales of other technical enzymes, particularly sales to the fuel ethanol and starch industries. There was also a general increase in sales within food enzymes and microorganisms, although growth was reduced in part by lower sales to the detergent industry.

Growth in Asia continued in the first quarter of 2006, and was 14% in DKK and 7% in local currency. Virtually all industries showed a positive trend, with the most positive growth being seen in sales of enzymes to the textile, starch and detergent industries.

Sales to Latin America were 6% higher than in the first quarter of 2005. Adjusted for the positive exchange rate effect, sales in local currency were 4% lower than in the corresponding period of 2005. Sales increased in all industries, with the exception of feed enzymes.

Novozymes A/S
Investor Relations
2006-17312-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 1

Costs, Licence fees and Other operating income

Total costs excluding net financials and tax rose by 10% to DKK 1,328 million from DKK 1,209 million in the same period of 2005.

Production costs were 8% higher than in the first quarter of 2005, mainly as a result of higher energy and raw material prices and a negative exchange rate effect. The gross margin for the first quarter of 2006 rose to 54.0%, against 53.0% in the same period of 2005. The gross margin for the first quarter of 2006 has also increased compared with the figure for 2005 as a whole, which was 53.3%.

Other operating costs rose by a total of just below 12%, compared with the same period of 2005. There was a significant negative exchange rate effect. The increase in costs should also be seen in the light of a relatively low cost level in the first quarter of 2005 together with expected costs related to the strategic initiative concerning market expanding activities launched in August 2005.

In the first quarter of 2006 sales and distribution costs represented 12% of sales for the period, while research and development costs and administrative costs represented 13% and 10% respectively.

Other operating income was on a par with the equivalent period of 2005 and included income from the research collaboration with Solvay Pharmaceuticals.

Depreciation and amortisation charges fell by 9% to DKK 107 million from DKK 117 million in the corresponding period of 2005.

Appendix 1

Operating profit



Operating margin (EBIT), DKK million
313
275
Q1 2005 Q1 2006
Operating margin (EBIT), %
19.2
18.6
Q1 2005 Q1 2006

Operating profit rose to DKK 313 million from DKK 275 million in the same period of 2005, equivalent to an increase of 14%. This figure was positively affected by exchange rate movements. Operating profit margin, measured as operating profit divided by sales, was 19.2%, against 18.6% in 2005.

Novozymes A/S
Investor Relations
2006-17312-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 1

Net financial items

Net financial costs rose to DKK 48 million from DKK 8 million in the first quarter of 2005. This increase was mainly due to a net foreign exchange loss on hedging of the company's currency exposure, particularly to the USD and JPY, and an increasing liability relating to employee share options as a result of price increases for the underlying shares. Employee share options increased net financial costs by DKK 14 million, against DKK 4 million in the first quarter of 2005. Net interest expenses also rose in the first quarter of 2006, due to a combination of higher net interest-bearing debt and rising interest rates.

Net interest-bearing debt rose to DKK 1,098 million, compared with DKK 748 million in the same period of 2005 and DKK 877 million at year-end 2005.

Appendix 1

Profit before tax and net profit for the period

Profit before tax was DKK 265 million, which was on a par with the same period of 2005. Net profit for the period rose to DKK 196 million, against DKK 193 million in 2005, equivalent to an increase of 2%. The main reason for the moderate growth in profit was the increase in net financial costs. Adjusted for the negative effect of employee share options, growth in profit before tax and in net profit for the period was 3% and 7% respectively.

Appendix 3

Cash flow, investments and acquisitions

Free cash flow before acquisitions was DKK 304 million, equivalent to an increase of 14% compared with the first quarter of 2005. Cash flow from operating activities was positively affected by an increase in payables, which was partly reduced by an increase in inventories, and a smaller increase in receivables.

Net investments before acquisitions were DKK 64 million, which was on a par with the same period in 2005. As mentioned in the Stock exchange announcement of January 24, 2006, in January this year Novozymes acquired a small Chinese company within the biopolymers area. Free cash flow after acquisitions was DKK 238 million.

Appendix 4

Balance sheet and Statement of shareholders' equity

Shareholders' equity was DKK 3,517 million at the end of the first quarter of 2006, compared with DKK 3,794 million at year-end 2005. Shareholders' equity was increased by the net profit for the period and currency translation adjustments in respect of subsidiaries' net assets, but reduced by dividend payments and purchase of treasury shares.

A dividend of DKK 256 million for 2005 was paid in March. Purchase of treasury shares (DKK 315 million), reduced by exercise of share options (DKK 67 million), decreased shareholders' equity by DKK 248 million in the period.

Novozymes A/S
Investor Relations
2006-17312-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

As part of the planned DKK 4 billion share buy-back programme, purchase of treasury shares worth a total of DKK 1 billion has been approved for 2006. Since January 25, 2006 Novozymes has purchased treasury shares worth DKK 315 million. The holding of treasury shares at March 31, 2006 comprised 6.2 million B shares, equivalent to 8.8% of the share capital.

The Annual Meeting of Shareholders on March 1, 2006 resolved to write down the nominal share capital by DKK 46 million to DKK 650 million by means of cancelling part of the company's holding of B shares. Cancellation of the shares is expected to be completed by the end of June 2006.

The equity ratio fell to 47.2% in the first quarter of 2006 from 53.3% in the first quarter of 2005.

Outlook for 2006

The spot rate on April 25, 2006 for the company's key currencies was unchanged for the USD, higher for CNY and lower for the JPY relative to the DKK than the average rates in 2005.

(DKK)	USD	JPY	CNY
Average exchange rate 2005	600	5.45	73.25
Spot rate April 25, 2006	600	5.25	74.91
Change compared with average exchange rate 2005	0%	-4%	2%

The outlook for 2006 is maintained. The outlook for growth in sales and in operating profit is at 7-9% and a growth in net profit at 5-7% respectively.

This outlook is based on exchange rates remaining at their current levels for the rest of 2006, particularly the USD, CNY and JPY. In greater detail, the outlook is as follows:

Sales	Growth in sales of 7-9% in DKK and 6-8% in local currency
New products	Launch of 5-7 new products in 2006
Operating profit	Growth in operating profit of 7-9%. Operating profit will be positively affected by more favourable exchange rates than the average rates for 2005, as Novozymes has relatively fewer costs than revenues denominated in foreign currencies. A 5% change in the exchange rate for the USD and JPY is expected to have an impact on

Novozymes A/S
Investor Relations
2006-17312-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

operating profit for 2006 of DKK 30-40 million and DKK 5-15 million respectively.

Operating profit margin	Operating profit margin of approximately 19%
Net financials	Net financial costs of around DKK 100 million
Net profit	Growth in net profit of 5-7%
Investments	Investments before acquisitions of DKK 500-600 million
Free cash flow	Free cash flow before acquisitions in the region of DKK 750-850 million
ROIC	Return on invested capital (ROIC) of approximately18-19%

Environmental and social discussion

Appendix 5

Water and energy – effective utilisation of resources

Consumption of water and energy, adjusted for stockbuilding in the period, fell by 10% and 4% respectively in the first quarter of 2006, compared with the same period of 2005. The trend in water and energy consumption was therefore comfortably within the targets for 2006 as a whole.

Significant spills

There were no significant spills in the first quarter of 2006.

Occupational accidents

The frequency of reported occupational accidents resulting in absence was 2.4 per million working hours in the first quarter of 2006, compared with 3.8 in the same period of 2005.

Rate of employee turnover and absence

The rate of employee turnover for the 12 months to date was 7.0%, which was 1.7 percentage points higher than at the same point last year.
The rate of absence was 2.9% for the period, which was 0.5 percentage points lower than the first quarter of 2005.

Novozymes has set a number of targets within the environmental and social area for 2006. A complete overview of these targets will be found in The Novozymes Report 2005, see www.novozymes.com.

Novozymes A/S
Investor Relations
2006-17312-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Forward-looking statements

This Stock exchange announcement contains forward-looking statements, including the financial outlook for 2006. Forward-looking statements are, by their very nature, associated with risks and uncertainties that may cause actual results to differ materially from expectations. The uncertainties may include unexpected developments in the international currency exchange and securities markets, market-driven price decreases for Novozymes' products, and the introduction of competing products within Novozymes' core areas.

Bagsværd, April 26, 2006

Board of Directors
Novozymes A/S

Contact persons

Media Relations:
Annegrethe M. Jakobsen
Tel. (direct): +45 4442 3050
Mobile: +45 3079 3050

Cirkeline Buron
Tel. (direct): +45 4446 0626
Mobile: +45 3077 0626

Investor Relations:
Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Bjørklund
Tel. (direct): +45 4442 8682
Mobile: +45 3079 8682

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Statement of the Board of Directors and the Management

The Board of Directors and the Management have considered and approved the unaudited Group financial statement for Novozymes A/S for the first quarter of 2006.

The financial statement has been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the EU, and the regulations of the Copenhagen Stock Exchange for the presentation of quarterly financial statements by listed companies.

In our opinion the accounting policies used are appropriate and the Group financial statement for the first quarter of 2006 gives a true and fair view of the Group's assets, liabilities, net profit and financial position at March 31, 2006, and of the Group's activities and cash flow for the first quarter of 2006.

Bagsværd, April 26, 2006

Management:

Steen Riisgaard
President and CEO

Per Falholt	Per Månsson	Peder Holk Nielsen	Arne W. Schmidt

Board of Directors:

Henrik Gürtler *Chairman*	Kurt Anker Nielsen *Vice Chairman*	Paul Petter Aas
Jerker Hartwall	Arne Hansen	Søren Jepsen
Ulla Morin	Walther Thygesen	Hans Werdelin

Novozymes A/S
Investor Relations
2006-17312-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendices

Appendix 1	Main items and key figures
Appendix 2	Distribution of sales
	2.1 By industry
	2.2 By geographical area
	2.3 Quarterly sales by industry
	2.4 Quarterly sales by geographical area
Appendix 3	Statement of cash flow and financial resources
Appendix 4	Balance sheet and Statement of shareholders' equity
	4.1 Balance sheet
	4.2 Statement of shareholders' equity
Appendix 5	Selected key figures, environmental and social area
Appendix 6	Overview of Stock exchange announcements for 2006 to date (excluding insider trading)
Appendix 7	Financial calendar

Novozymes A/S
Investor Relations
2006-17312-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 1: Main items and key figures, 1st quarter 2006

(DKK million)	2006 Q1	2005 Q4	2005 Q3	2005 Q2	2005 Q1	% change Q4 / Q4
Sales	**1,633**	**1,624**	**1,620**	**1,561**	**1,476**	**11**
- Enzymes	1,539	1,549	1,543	1,479	1,402	10
- Microorganisms	94	75	77	82	74	27
Gross profit	**882**	**843**	**861**	**858**	**783**	**13**
Gross margin	54.0%	51.9%	53.1%	55.0%	53.0%	
Operating profit (EBIT)	**313**	**297**	**312**	**322**	**275**	**14**
Operating profit margin	19.2%	18.3%	19.3%	20.6%	18.6%	
Net financials	(48)	(32)	(16)	-	(8)	500
Profit before tax	**265**	**265**	**296**	**322**	**267**	**(1)**
Tax	69	68	73	74	74	(7)
Net profit	**196**	**197**	**223**	**248**	**193**	**2**
Minority interests	(2)	(2)	-	-	(1)	100
Net profit including minority interests	**194**	**195**	**223**	**248**	**192**	**1**
Foreign exchange gain/(loss), net	(23)	(3)	(8)	5	4	
Interest income/(costs)	(11)	(10)	(5)	(4)	(8)	
Other financial items	(14)	(19)	(3)	(1)	(4)	
Total financial income/(costs)	**(48)**	**(32)**	**(16)**	**-**	**(8)**	
Earnings per DKK 10 share	**3.05**	**3.03**	**3.28**	**3.76**	**2.89**	**5**
Average no. of A/B shares, outstanding (million)	63.7	64.3	68.0	66.0	66.4	
Earnings per DKK 10 share (diluted)	**2.97**	**2.96**	**3.34**	**3.67**	**2.82**	**5**
Average no. of A/B shares, diluted (million)	65.4	65.9	66.8	67.6	68.1	
Free cash flow before acquisitions	**304**	**103**	**408**	**213**	**267**	**14**
Return on invested capital after tax (ROIC), incl. goodwill	18.4%	19.3%	19.8%	19.6%	17.7%	
Net interest-bearing debt	1,098	877	773	788	748	47
Equity ratio, %	47.2%	51.9%	52.1%	53.1%	53.3%	
Return on equity, %	21.4%	22.2%	23.3%	25.9%	19.9%	

Novozymes A/S
Investor Relations
2006-17312-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 2: Distribution of sales, 1st quarter 2006

2.1 By industry

(DKK million)	2006 Q1	2005 Q1	% change YTD
Enzymes	**1,539**	**1,402**	**10**
- technical enzymes	981	874	12
- detergent	505	500	1
- other technical	476	374	27
- food enzymes	387	356	9
- feed enzymes	171	172	(1)
Microorganisms	**94**	**74**	**27**
Sales	**1,633**	**1,476**	**11**

2.2 By geographical area

(DKK million)	2006 Q1	2005 Q1	% change YTD	% currency impact	% change in local currencies
Europe, Middle East & Africa	683	666	3	1	2
North America	505	414	22	10	12
Asia Pacific	341	298	14	7	7
Latin America	104	98	6	10	(4)
Sales	**1,633**	**1,476**	**11**	**6**	**5**

2.3 Quarterly sales by industry

(DKK million)	2006 Q1	2005 Q4	2005 Q3	2005 Q2	2005 Q1	% change Q1 / Q1
Enzymes	**1,539**	**1,549**	**1,543**	**1,479**	**1,402**	**10**
- technical enzymes	981	987	958	915	874	12
- detergent	505	508	516	490	500	1
- other technical	476	479	442	425	374	27
- food enzymes	387	354	385	396	356	9
- feed enzymes	171	208	200	168	172	(1)
Microorganisms	**94**	**75**	**77**	**82**	**74**	**27**
Sales	**1,633**	**1,624**	**1,620**	**1,561**	**1,476**	**11**

2.4 Quarterly sales by geographical area

(DKK million)	2006 Q1	2005 Q4	2005 Q3	2005 Q2	2005 Q1	% change Q1 / Q1
Europe, Middle East & Africa	683	656	723	714	666	3
North America	505	475	444	440	414	22
Asia Pacific	341	351	326	303	298	14
Latin America	104	142	127	104	98	6
Sales	**1,633**	**1,624**	**1,620**	**1,561**	**1,476**	**11**

Novozymes A/S
Investor Relations
2006-17312-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 3: Statement of cash flow and financial resources, 1st quarter 2006

(DKK million)	2006 Q1	2005 Q1
Net profit	**196**	**193**
Reversals of non-cash expenses	234	140
Corporation tax paid	(69)	(141)
Interest received	9	5
Interest paid	(31)	(5)
Cash flow before change in working capital	**339**	**192**
Change in working capital		
(Increase)/decrease in receivables	(13)	78
(Increase)/decrease in inventories	(36)	(27)
and other liabilities	78	92
Cash flow from operating activitites	**368**	**335**
Investments		
Purchase of intangible fixed assets	(5)	(1)
Sale of property, plant and equipment	18	-
Purchase of property, plant and equipment	(77)	(67)
Cash flow from investing activities before acquisitions	**(64)**	**(68)**
Free cash flow before acquisitions	**304**	**267**
Acquisitions	(66)	-
Free cash flow after acquisitions	**238**	**267**

Novozymes A/S
Investor Relations
2006-17312-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 4: Balance sheet and Statement of shareholders' equity, 1st quarter 2006

4.1: Balance sheet, March 31, 2006

Assets (DKK million)	2006 Q1	2005 End
Completed IT development projects	50	52
Acquired patents, licences and know-how	273	239
Goodwill	121	120
IT development projects in progress	18	20
Intangible fixed assets	**462**	**431**
Land and buildings	1,773	1,796
Production equipment and machinery	954	985
Other equipment	307	315
Property, plant and equipment under construction	416	381
Property, plant and equipment	**3,450**	**3,477**
Deferred tax assets	**36**	**42**
Financial assets	**23**	**20**
Total fixed assets	**3,971**	**3,970**
Raw materials and consumables	183	178
Work in progress	332	305
Finished goods	715	714
Inventories	**1,230**	**1,197**
Trade receivables	1,024	1,056
Tax receivable	358	318
Other receivables	185	163
Receivables	**1,567**	**1,537**
Financial assets (interest-bearing)	135	132
Financial assets (non-interest-bearing)	31	19
Total financial assets	**166**	**151**
Cash at bank and in hand	**515**	**454**
Total current assets	**3,478**	**3,339**
Total assets	**7,449**	**7,309**

Novozymes A/S
Investor Relations
2006-17312-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Liabilities and shareholders' equity (DKK million)	2006 Q1	2005 End
Share capital	696	696
Treasury shares	(1,907)	(1,659)
Other reserves	139	122
Retained earnings	4,543	4,602
Minority interests	46	33
Total shareholders' equity	**3,517**	**3,794**
Deferred tax liability	556	574
Long-term employee benefits	13	17
Provisions	61	63
Financial liabilities (interest-bearing)	1,333	1,353
Financial liabilities (non-interest-bearing)	24	43
Other non-current liabilities (interest-bearing)	23	23
Total non-current liabilities	**2,010**	**2,073**
Financial liabilities (interest-bearing)	392	87
Financial liabilities (non-interest-bearing)	56	81
Provisions	20	11
Trade payables	284	313
Tax payable	88	48
Other current liabilities	1,082	902
Total current liabilities	**1,922**	**1,442**
Total liabilities	**3,932**	**3,515**
Total liabilities and shareholders' equity	**7,449**	**7,309**

Novozymes A/S
Investor Relations
2006-17312-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

4.2 Statement of shareholders' equity, 1st quarter 2006

(DKK million)	2006 Q1	2005 Q1
Shareholders' equity at January 1, excl. minority interests	3,761	3,917
Net profit for the period	196	192
Dividend paid	(255)	(233)
Purchase of treasury shares, net	(248)	(154)
Currency translations of net assets, etc	17	22
Shareholders' equity excl. minority interests	**3,471**	**3,744**
Minority interests at January 1	33	30
Net profit for the period	2	1
Dividend paid	(1)	(1)
Currency translations of net assets, etc.	-	2
Change in minority interests	12	-
Minority interests	**46**	**32**
Shareholders' equity at March 31	**3,517**	**3,776**

Novozymes A/S
Investor Relations
2006-17312-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 5: Selected key figures, environmental and social area

	2006 Q1	2005 Q1	% change Q1 / Q1
Water consumption (inventory-adjusted), 1,000 m^3	1,061	1,175	(10)
Energy consumption (inventory-adjusted), 1,000 GJ	838	873	(4)
Significant spills	-	-	
Number of fatalities	-	-	
Number of occupational accidents per million working hours	2.4	3.8	
Employees at March 31	4,168	3,985	
Rate of employee turnover, %	7.0%	5.3%	
Rate of absence, %	2.9%	3.4%	

Appendix 6: Overview of Stock exchange announcements for 2006 to date

January 24, 2006	Group financial statement for 2005
March 2, 2006	Annual Meeting of Shareholders of Novozymes A/S 2006

Appendix 7: Financial calendar 2006

April 26, 2006	Group financial statement for the first quarter of 2006
August 8, 2006	Group financial statement for the first half of 2006
October 25, 2006	Group financial statement for the first three quarters of 2006
November 2006	Capital Markets Day 2006

Novozymes A/S
Investor Relations
2006-17312-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27